UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February 2013
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
2 – 53016 Hwy 60
Acheson, Alberta T7X 5A7
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and nine months ended December 31, 2012.

2.	Management’s Discussion and Analysis for the three and nine months ended December 31, 2012.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer
Date: February 5, 2013

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2012
(Expressed in thousands of Canadian Dollars)
(Unaudited)

NORTH AMERICAN
ENERGY PARTNERS INC.

innovation at work

1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	December 31, 2012	March 31, 2012
Assets
Current assets
Cash and cash equivalents	$1,164	$1,400
Accounts receivable (net of allowance for doubtful accounts of $185, March 31, 2012 – $210)	152,810	214,129
Unbilled revenue (note 4)	80,223	86,859
Inventories	10,838	11,855
Prepaid expenses and deposits	4,198	6,315
Investment in and advances to unconsolidated joint venture	—	1,574
Deferred tax assets	4,396	2,991
	253,629	325,123
Other assets	17,761	21,743
Property, plant and equipment (net of accumulated depreciation of $210,429, March 31, 2012 – $213,497)	332,252	312,775
Goodwill	32,901	32,901
Deferred tax assets	56,814	57,451
Total assets	$693,357	$749,993
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$109,577	$171,130
Accrued liabilities	16,273	36,795
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	9,755	7,514
Current portion of long term debt (note 5(a))	25,910	14,402
Current portion of derivative financial instruments (note 8(a))	3,586	3,220
Deferred tax liabilities	19,082	21,512
	184,183	254,573
Long term debt (note 5(a))	310,925	300,066
Derivative financial instruments (note 8(a))	2,965	5,926
Other long term obligations	4,788	8,860
Deferred tax liabilities	57,939	52,788
	560,800	622,213
Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2012 – 36,251,006 (March 31, 2012 – 36,251,006))	304,908	304,908
Additional paid-in capital	10,292	8,711
Deficit	(182,616)	(185,820)
Accumulated other comprehensive loss	(27)	(19)
	132,557	127,780
Total liabilities and shareholders’ equity	$693,357	$749,993
Contingencies (note 13)
See accompanying notes to interim consolidated financial statements.

1

NOA

Interim Consolidated Statements of Operations and
Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Revenue	$189,099	$218,213	$603,520	$622,033
Project costs	105,376	119,105	332,915	323,364
Equipment costs	39,275	48,218	142,349	157,470
Equipment operating lease expense	8,073	16,201	30,045	49,629
Depreciation	9,988	9,950	28,470	27,254
Gross profit	26,387	24,739	69,741	64,316
General and administrative expenses	13,300	15,031	41,316	39,273
Loss on disposal of property plant and equipment	430	273	797	701
(Gain) loss on disposal of assets held for sale	(10)	40	(80)	(456)
Amortization of intangible assets	1,232	1,174	3,857	4,463
Equity in loss (earnings) of unconsolidated joint venture	—	609	(596)	164
Operating income before the undernoted	11,435	7,612	24,447	20,171
Interest expense, net (note 7)	8,292	7,599	24,259	22,524
Foreign exchange loss	21	134	137	70
Unrealized gain on derivative financial instruments (note 8(b))	(677)	(2,392)	(2,595)	(960)
Income (loss) before income taxes	3,799	2,271	2,646	(1,463)
Income tax expense (benefit) (note 9(c)):
Current	61	168	231	(1,476)
Deferred	849	409	1,052	812
Net income (loss) from continuing operations	2,889	1,694	1,363	(799)
Income (loss) from discontinued operation, net of tax (note 12)	1,731	(3,584)	1,841	(3,486)
Net income (loss)	4,620	(1,890)	3,204	(4,285)
Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	24	(32)	(8)	64
Comprehensive income (loss)	4,644	(1,922)	3,196	(4,221)
Per share information (note 6)
Net income (loss) from continuing operations - basic & diluted	$0.08	$0.05	$0.04	$(0.02)
Net income (loss) from discontinued operations - basic & diluted	$0.05	$(0.10)	$0.05	$(0.10)
Net income (loss) - basic & diluted	$0.13	$(0.05)	$0.09	$(0.12)
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) gain	Total
Balance at March 31, 2011	$304,854	$7,007	$(164,536)	$(59)	$147,266
Net loss	—	—	(4,285)	—	(4,285)
Unrealized foreign currency translation gain	—	—	—	64	64
Share option plan	—	1,031	—	—	1,031
Reclassified to restricted share unit liability	—	(121)	—	—	(121)
Stock award plan	—	223	—	—	223
Exercised stock options	42	(14)	—	—	28
Repurchase of shares to settle stock award plan	—	(700)	(122)	—	(822)
Senior executive stock option plan	—	192	—	—	192
Balance at December 31, 2011	$304,896	$7,618	$(168,943)	$5	$143,576

Balance at March 31, 2012	$304,908	$8,711	$(185,820)	$(19)	$127,780
Net income	—	—	3,204	—	3,204
Unrealized foreign currency translation loss	—	—	—	(8)	(8)
Share option plan	—	985	—	—	985
Stock award plan	—	14	—	—	14
Repurchase of shares to settle stock award plan	—	(148)	—	—	(148)
Senior executive stock option plan	—	730	—	—	730
Balance at December 31, 2012	$304,908	$10,292	$(182,616)	$(27)	$132,557
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Cash provided by (used in):
Operating activities:
Income from continuing operations	$2,889	$1,694	$1,363	$(799)
Items not affecting cash:
Depreciation	9,988	9,950	28,470	27,254
Equity in loss (earnings) of unconsolidated joint venture	—	609	(596)	164
Amortization of intangible assets	1,232	1,174	3,857	4,463
Amortization of deferred lease inducements	(26)	(26)	(81)	(80)
Amortization of deferred financing costs (note 7)	422	386	1,230	1,198
Loss on disposal of property plant and equipment	430	273	797	701
(Gain) loss on disposal of assets held for sale	(10)	40	(80)	(456)
Unrealized gain on derivative financial instruments (note 8(b))	(677)	(2,392)	(2,595)	(960)
Stock-based compensation expense (note 11(a))	1,325	1,622	1,209	(1,584)
Cash settlement of restricted share unit plan (note 11(d))	(46)	—	(1,677)	(318)
Cash settlement of directors' deferred share unit plan (note 11(e))	(175)	—	(175)	—
Settlement of stock award plan (note 11(f))	—	(382)	(148)	(822)
Accretion of asset retirement obligation	11	10	32	29
Deferred income tax expense	849	409	1,052	812
Net changes in non-cash working capital (note 9(b))	(8,270)	24,736	(4,705)	(15,839)
	7,942	38,103	27,953	13,763
Investing activities:
Purchase of property, plant and equipment	(9,256)	(14,958)	(28,664)	(26,956)
Additions to intangible assets	(1,130)	(703)	(3,054)	(2,286)
Proceeds on wind up of unconsolidated joint venture	—	—	2,170	—
Proceeds on disposal of property, plant and equipment	1,647	50	8,758	128
Proceeds on disposal of assets held for sale	267	360	1,927	910
	(8,472)	(15,251)	(18,863)	(28,204)
Financing activities:
Repayment of credit facilities	(102,458)	(49,529)	(296,479)	(106,024)
Increase in credit facilities	90,000	35,000	280,000	133,000
Financing costs	—	—	(439)	(60)
Proceeds from stock options exercised (note 11(b))	—	—	—	28
Repayment of capital lease obligations	(5,133)	(1,883)	(8,140)	(4,107)
	(17,591)	(16,412)	(25,058)	22,837
(Decrease) increase in cash and cash equivalents from continuing operations	(18,121)	6,440	(15,968)	8,396
Cash provided by (used in) discontinued operations:
Operating activities	3,102	(4,435)	3,754	(4,064)
Investing activities	12,334	(724)	11,986	(3,321)
	15,436	(5,159)	15,740	(7,385)
(Decrease) increase in cash and cash equivalents	(2,685)	1,281	(228)	1,011
Effect of exchange rate on changes in cash and cash equivalents	24	(32)	(8)	64
Cash and cash equivalents, beginning of period	3,825	548	1,400	722
Cash and cash equivalents, end of period	$1,164	$1,797	$1,164	$1,797
Supplemental cash flow information (note 9(a))
See accompanying notes to interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2012
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
The Company undertakes several types of projects including mining and environmental services, heavy construction, industrial and commercial site development and piling installations. The Company also designs and manufactures screw piles, provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
There have been no recently adopted accounting pronouncements during the three and nine months ended December 31, 2012, as compared to the recently adopted accounting pronouncements described in the Company’s Annual Report on Form 40-F, that are of significance, or of potential significance to the Company.
b) Issued accounting pronouncements not yet adopted
i) Intangibles - Goodwill and Other
In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides companies with the option to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If the Company concludes that it is more likely than not that the asset is impaired, it is required to determine the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying value in accordance with current accounting standards. If the Company concludes otherwise, no further quantitative assessment is required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.
4) Unbilled revenue
As of December 31, 2012, an amount of $16,733 (March 31, 2012—$18,302) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year.
As described in note 2(b) of the annual consolidated financial statements of the Company for the year ended March 31, 2012, the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

5

NOA

5) Long term debt
a) Long term debt amounts are as follows:

Current:
	December 31, 2012	March 31, 2012
Credit facilities (note 5(b))	$12,855	$10,000
Capital lease obligations	13,055	4,402
	$25,910	$14,402

Long term:
	December 31, 2012	March 31, 2012
Credit facilities (note 5(b))	$49,433	$68,767
Capital lease obligations	36,492	6,299
Series 1 Debentures (note 5(c))	225,000	225,000
	$310,925	$300,066

b) Credit Facilities

	December 31, 2012	March 31, 2012
Term A Facility	$18,139	$20,950
Term B Facility	9,107	37,496
Total Term Facilities	$27,246	$58,446
Revolving Facility	35,042	20,321
Total credit facilities	$62,288	$78,767
Less: current portion of Term Facilities	(12,855)	(10,000)
	$49,433	$68,767
As of December 31, 2012, the Company had issued $3.1 million (March 31, 2012 – $15.0 million) in letters of credit under the Revolving Facility to support performance guarantees associated with certain customer contracts. The $85.0 million in total funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $46.9 million at December 31, 2012.
On September 28, 2012, the Company entered into a Fourth Amending Agreement to the April 2010 credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014 provided the Company repays the Term B Facility in full by April 30, 2013. If repayment of the Term B Facility does not occur by April 2013, all amounts outstanding under the credit agreement are to be repaid by October 2013. The amendment requires that net proceeds from future asset sales and divestitures will be used to pay down the Term B portion of the credit facility. Following repayment of the Term B Facility portion, 50 per cent of net proceeds from any subsequent asset sales will be used to reduce the existing Term A Facility. On September 28, 2012, $8.7 million of net proceeds from asset sales executed in the three months ended June 30, 2012 was applied against the Term B Facility. On November 30, 2012, $15.0 million of net proceeds from the sale of pipeline assets was applied against the Term B Facility.
The Term Facilities require scheduled principal repayments of $2.5 million (Term A Facility - $0.9 million; Term B Facility - $1.6 million) on the last day of each quarter commencing June 30, 2010 and continuing until the earlier of the maturity date or when the Term Facilities have been permanently repaid. The Company has classified the amounts contractually due under the Term Facilities over the next twelve months as current. Outstanding amounts may be prepaid under the amended Credit Facility in whole or in part at any time without premium or penalty.
The amendment also provides relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. Under the terms of the amended agreement the Company will be able to increase its capital leasing capacity from $30.0 million to $75.0 million, supporting the Company’s planned conversion of up to $50.0 million of existing operating leases into capital leases. This amendment is also accompanied by restrictions on net capital expenditures that can be made by the Company through the term of the agreement.
Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance. The weighted average interest rate on Revolving Facility and Term Facility borrowings at December 31, 2012 was 7.66%.
The credit facilities are secured by a first priority lien on substantially all of the Company’s existing and after-acquired property and contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions, paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and as at December 31, 2012 the Company was in compliance with both the standard and the amended covenants.
c) Series 1 Debentures
On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum and such interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.
The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.
6) Net income (loss) per share

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Weighted average number of common shares (no dilutive effect)	36,251,006	36,249,086	36,251,006	36,248,515
For both the three and nine months ended December 31, 2012, there were 3,029,734 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (both the three and nine months ended December 31, 2011 – 1,864,434 stock options respectively and 50,000 stock awards, respectively).
7) Interest expense

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Interest on capital lease obligations	$1,017	$92	$1,401	$346
Amortization of deferred financing costs	422	386	1,230	1,198
Interest on credit facilities	1,732	2,023	5,641	5,290
Interest on Series 1 Debentures	5,132	5,132	15,398	15,398
Interest on long term debt	$8,303	$7,633	$23,670	$22,232
Other interest	(11)	(34)	589	292
	$8,292	$7,599	$24,259	$22,524
8) Derivative financial instruments
a) Derivative financial instruments in the consolidated balance sheets are comprised of the following:

December 31, 2012	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$6,551
Less: current portion	(3,586)
$2,965

March 31, 2012	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$9,146
Less: current portion	(3,220)
$5,926

7

NOA

b) The unrealized (gain) loss on derivative financial instruments is comprised of the following:

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Unrealized gain on embedded price escalation features in a long term customer contract	$—	$(4,635)	$—	$(5,877)
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(677)	2,243	(2,595)	4,917
	$(677)	$(2,392)	$(2,595)	$(960)
9) Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Cash paid during the period for:
Interest	$11,971	$12,430	$26,755	$25,377
Income taxes	2	—	4,822	1,165
Cash received during the period for:
Interest	—	—	6	—
Income taxes	50	5,311	97	5,347
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	10,227	41	46,986	427
Addition to assets held for sale	—	—	(257)	(135)
Net change in accounts payable related to purchase of property, plant and equipment	312	1,773	(652)	2,926
Net change in long term portion of equipment lease liabilities related to purchase of property, plant and equipment	(1,046)	—	(3,276)	—
Decrease in property, plant and equipment resulting from reclassification to inventory	(2,219)	—	(2,219)	—
Net change in accrued liabilities related to current portion of RSU liability	95	343	(1,562)	2,142
Net change in accrued liabilities related to current portion of DDSU liability	70	—	253	—
b) Net change in non-cash working capital

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Operating activities:
Accounts receivable, net	$(9,373)	$11,371	$61,319	$(17,224)
Unbilled revenue	10,175	(11,837)	6,636	(38,582)
Inventories	3,508	(5,492)	1,982	(13,095)
Prepaid expenses and deposits	2,657	3,534	2,915	1,229
Accounts payable	(6,776)	31,308	(60,901)	54,364
Accrued liabilities	(9,394)	(8,183)	(19,213)	(4,222)
Long term portion of liabilities related to equipment leases	501	(1,503)	316	(9,116)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	432	5,538	2,241	10,807
	$(8,270)	$24,736	$(4,705)	$(15,839)

c) Income taxes
Income tax expense as a percentage of income before income taxes for the three and nine months ended December 31, 2012 differs from the statutory rate of 25.12% primarily due to the effect of permanent differences and prior year current tax adjustments. Income tax expense as a percentage of income before income taxes for the three and nine months ended December 31, 2011 differs from the statutory rate of 26.25% primarily due to the effect of permanent differences, effect of changes in enacted tax rates and Alberta Finance audit adjustments from 2007 and 2008.
10) Segmented information
a) General overview
Effective April 1, 2012, the Company restructured its reportable business segments to better reflect the organization, management and reporting structure within the Company. Previously the Company defined reportable operating segments based on the type of work performed by the operating segments. The comparative results have been restated to conform to the new segment presentation.

•	Heavy Construction and Mining:
The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management, underground utility construction, equipment rental to a variety of customers, environmental services including construction and modification of tailing ponds and reclamation of completed mine sites to environmental standards throughout Canada.

•	Commercial and Industrial Construction:
The Commercial and Industrial Construction segment provides deep foundation piling construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario. It designs and manufactures screw piles and pipeline anchoring systems and provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally. On November 21, 2012, the Company reached an agreement to sell its pipeline business to an independent third party. The results of pipeline operations have been excluded from the Commercial and Industrial Construction segment and are being shown as a discontinued operation for all periods presented (note 12).
The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 2 of the annual consolidated financial statements of the Company for the year ended March 31, 2012.
b) Results by business segment

	Three months ended December 31, 2012			Three months ended December 31, 2011
	Heavy Construction and Mining	Commercial and Industrial Construction	Total	Heavy Construction and Mining	Commercial and Industrial Construction	Total
Revenue from external customers	$113,997	$75,102	$189,099	$159,915	$58,298	$218,213
Depreciation of property, plant and equipment	8,044	1,214	9,258	7,271	878	8,149
Segment profit	12,440	14,600	27,040	8,264	17,323	25,587
Capital expenditures	5,520	303	5,823	14,080	1,464	15,544

	Nine months ended December 31, 2012			Nine months ended December 31, 2011
	Heavy Construction and Mining	Commercial and Industrial Construction	Total	Heavy Construction and Mining	Commercial and Industrial Construction	Total
Revenue from external customers	$396,029	$207,491	$603,520	$482,611	$139,422	$622,033
Depreciation of property, plant and equipment	21,998	2,526	24,524	19,421	1,866	21,287
Segment profit	31,458	41,100	72,558	35,137	32,686	67,823
Capital expenditures	21,493	2,271	23,764	18,195	5,185	23,380

9

NOA

	As at December 31, 2012			As at March 31, 2012
	Heavy Construction and Mining	Commercial and Industrial Construction	Total	Heavy Construction and Mining	Commercial and Industrial Construction	Total
Segment assets	$369,714	$223,118	$592,832	$414,253	$225,105	$639,358
c) Reconciliations
i) Income (loss) before income taxes

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Total profit for reportable segments	$27,040	$25,587	$72,558	$67,823
Less: Unallocated equipment costs(i)	653	848	2,817	3,507
Gross profit	$26,387	$24,739	$69,741	$64,316
Less: unallocated corporate items:
General and administrative expenses	13,300	15,031	41,316	39,273
Loss on disposal of property plant and equipment	430	273	797	701
(Gain) loss on disposal of assets held for sale	(10)	40	(80)	(456)
Amortization of intangible assets	1,232	1,174	3,857	4,463
Equity in loss (earnings) of unconsolidated joint venture	—	609	(596)	164
Interest expense, net (note 7)	8,292	7,599	24,259	22,524
Foreign exchange loss	21	134	137	70
Unrealized gain on derivative financial instruments (note 8(b))	(677)	(2,392)	(2,595)	(960)
Income (loss) before income taxes	$3,799	$2,271	$2,646	$(1,463)
(i) Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments.
ii) Total assets

	December 31, 2012	March 31, 2012
Corporate assets:
Cash and cash equivalents	$1,164	$1,400
Property, plant and equipment	18,232	23,017
Deferred tax assets	61,210	60,442
Other	19,919	25,776
Total corporate assets	$100,525	$110,635
Total assets for reportable segments	592,832	639,358
Total assets	$693,357	$749,993
The Company’s goodwill of $32,901 is assigned to the Commercial and Industrial Construction segment. All of the Company’s assets are located in Canada and the United States.
iii) Depreciation of property, plant and equipment

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Total depreciation for reportable segments	$9,258	$8,149	$24,524	$21,287
Depreciation for corporate assets	730	1,801	3,946	5,967
Total depreciation	$9,988	$9,950	$28,470	$27,254

iv) Capital expenditures for long-lived assets

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Total capital expenditures for reportable segments	$5,823	$15,544	$23,764	$23,380
Capital expenditures for corporate assets	4,563	117	7,954	5,862
Capital expenditures	$10,386	$15,661	$31,718	$29,242
d) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Customer A	20%	12%	17%	13%
Customer B	19%	22%	16%	19%
Customer C	17%	8%	17%	11%
Customer D	10%	—%	6%	—%
The revenue by major customer was primarily earned by the Heavy Construction and Mining segment.
e) Geographic information
i) The geographic revenue distribution for the Company is as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Canada	$183,645	$213,916	$586,949	$614,271
International	4,152	2,365	12,430	4,284
United States	1,302	1,932	4,141	3,478
	$189,099	$218,213	$603,520	$622,033

ii) The geographic distribution of long-lived assets is as follows:

	December 31, 2012	March 31, 2012
Canada	$382,701	$367,240
United States	213	179
	$382,914	$367,419
11) Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation expenses included in general and administrative expenses are as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Share option plan (note 11(b))	$402	$337	$985	$1,031
Senior executive stock option plan (note 11(c))	—	—	—	(2,878)
Restricted share unit plan (note 11(d))	500	855	250	1,280
Directors' deferred stock unit plan (note 11(e))	423	379	(40)	(1,240)
Stock award plan (note 11(f))	—	51	14	223
	$1,325	$1,622	$1,209	$(1,584)

11

NOA

b) Share option plan

	Three months ended December 31,
	2012		2011
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	3,065,414	5.71	1,605,274	9.27
Granted	—	—	287,700	6.56
Forfeited	(35,680)	(6.65)	(28,540)	(13.45)
Outstanding, end of period	3,029,734	5.70	1,864,434	8.78

	Nine months ended December 31,
	2012		2011
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	1,834,794	8.79	1,647,474	9.25
Granted	1,517,400	2.83	287,700	6.56
Exercised(i)	—	—	(6,560)	(4.29)
Forfeited	(322,460)	(9.73)	(64,180)	(11.15)
Outstanding, end of period	3,029,734	5.70	1,864,434	8.78

(i)	All stock options exercised resulted in new common shares being issued
Cash received from share option exercises for both the three and nine months ended December 31, 2012 was $nil (three and nine months ended December 31, 2011 – $nil and $28, respectively).
At December 31, 2012, the weighted average remaining contractual life of the outstanding options was 7.3 years (March 31, 2012 – 6.3 years). The fair value of options vested during the three and nine months ended December 31, 2012 was $645 and $1,078, respectively (three and nine months ended December 31, 2011 – $569 and $1,294, respectively). At December 31, 2012, the Company had 1,106,274 exercisable options (March 31, 2012 – 1,031,774) with a weighted average exercise price of $8.59 (March 31, 2012 – $8.82).

At December 31, 2012, the total compensation costs related to non-vested awards not yet recognized was $2,983 (March 31, 2012 - $2,655) and these costs are expected to be recognized over a weighted average period of 3.7 years (March 31, 2012 - 3.2 years).

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Number of stock options granted	—	287,700	1,517,400	287,700
Weighted average fair value per option granted ($)	—	4.38	1.88	4.38
Weighted average assumptions:
Dividend yield	Nil%	Nil%	Nil%	Nil%
Expected volatility	—%	75.22%	74.52%	75.22%
Risk-free interest rate	—%	1.32%	1.02%	1.32%
Expected life (years)	—	6.3	6.4	6.3

c) Senior executive stock option plan
The fair value of 550,000 vested senior executive stock options was calculated as at December 31, 2012 assuming an expected volatility of 72.78%, a risk-free interest rate of 0.29%, an expected life of 2.4 years and no dividend yield. The weighted average fair value per option was $1.08 at December 31, 2012.

d) Restricted share unit plan

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Outstanding, beginning of period	1,182,043	1,037,066	1,175,565	382,476
Granted	—	175,000	625,405	695,086
Vested	(15,778)	—	(345,679)	(27,850)
Forfeited	(55,990)	(2,234)	(345,016)	(67,755)
Converted from DPSUs (i)	—	—	—	227,875
Outstanding, end of period	1,110,275	1,209,832	1,110,275	1,209,832
(i) Deferred performance share unit ("DPSU")
At December 31, 2012, current portion of Restricted Share Unit ("RSU") liabilities of $503 were included in accrued liabilities (March 31, 2012 – $2,066) and long term portion of RSU liabilities of $1,239 were included in other long term obligations (March 31, 2012 – $1,104) in the Consolidated Balance Sheets. During the three and nine months ended December 31, 2012, vested units were settled in cash for $46 and $1,677, respectively (three and nine months ended December 31, 2011 – vested were settled in cash for $nil and $318, respectively). The weighted average remaining contractual life of the RSUs outstanding at December 31, 2012 was 1.6 years (March 31, 2012 – 1.4 years).
At December 31, 2012, the redemption value of these units was $3.31/unit (March 31, 2012 – $4.91/unit). Using the redemption value at December 31, 2012, there was approximately $1,980 of total unrecognized compensation cost related to non–vested share–based payment arrangements under the RSU Plan and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.6 years (March 31, 2012 – 1.4 years).
e) Directors' deferred stock unit plan

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Outstanding, beginning of period	632,566	394,186	465,266	337,018
Issued	56,003	27,563	223,303	84,731
Redeemed	(63,413)	—	(63,413)	—
Outstanding, end of period	625,156	421,749	625,156	421,749
At December 31, 2012, the redemption value of these units was $3.31/unit (March 31, 2012 – $4.91/unit). At December 31, 2012, the current portion of Directors' deferred stock unit ("DDSU") liabilities of $253 were included in accrued liabilities (March 31, 2012 - $nil) and the long term portion of DDSU liabilities of $1,817 were included in other long term obligations (March 31, 2012 - $2,284) in the Consolidated Balance Sheets. During the three and nine months ended December 31, 2012, 63,413 units were redeemed and settled in cash for $175 (three and nine months ended December 31, 2011 - no units were redeemed). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.
f) Stock award plan
As at December 31, 2012 there were no Stock Award Plan units outstanding. During the nine months ended December 31, 2012, 50,000 stock awards vested and were settled in common shares purchased on the open market for $148.
12) Discontinued operations
On November 22, 2012, the Company reached an agreement with an independent third party to sell its pipeline integrity and maintenance industry related assets for total consideration of approximately $16.3 million. The selling costs were $0.8 million rendering net proceeds of $15.5 million in the period. As part of its continuing operations, the Company has retained $33.3 million in pipeline related working capital through amalgamation with another wholly owned subsidiary.  The Company will not have any continuing significant involvement in the operations of pipeline. For all periods presented, the results of its pipeline operations and cash flows have been reported as discontinued operations. Prior to the sale, pipeline was reported as part of the Commercial and Industrial Construction segment.

13

NOA

The following table summarizes the book value of the disposed pipeline related assets:

Inventory	$1,254
Current assets	$1,254

Property, plant and equipment, gross	$17,464
Accumulated depreciation	(5,449)
Non-current assets, net	$12,015

Net pipeline related assets	$13,269
The results of discontinued operations are summarized as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Revenue	$13,488	$66,417	$39,180	$102,006
Project costs	13,264	69,358	37,553	103,968
Equipment costs	26	1,389	495	1,637
Depreciation	10	369	196	685
Gross profit (loss)	$188	$(4,699)	$936	$(4,284)
General and administrative expenses	113	105	395	465
Gain on disposal of property, plant and equipment	(438)	—	(438)	—
Recovery of previously expensed tools, supplies and equipment parts	(1,095)	—	(1,095)	—
Gain on sale of inventory	(668)	—	(668)	—
Income (loss) before income taxes	$2,276	$(4,804)	$2,742	$(4,749)
Deferred income tax expense (benefit)	545	(1,220)	901	(1,263)
Net income (loss) from discontinued operations	$1,731	$(3,584)	$1,841	$(3,486)
13) Contingencies
During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
14) Seasonality
The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Heavy Construction and Mining segment declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.

15) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Heavy Construction and Mining	$3,320	$7,397	$9,343	$9,843
Commercial and Industrial Construction	583	9,301	7,033	17,404
	$3,903	$16,698	$16,376	$27,247

16) Comparative figures
Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

15

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three and nine months ended December 31, 2012

1

NOA

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2012
A. EXPLANATORY NOTES
February 5, 2013
The following Management’s Discussion and Analysis (MD&A) is as of February 5, 2013 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and nine months ended December 31, 2012 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended March 31, 2012, together with our annual MD&A for the year ended March 31, 2012. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
NON-GAAP FINANCIAL MEASURES
The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “net income before interest expense, income taxes, depreciation and amortization” (EBITDA) and “Consolidated EBITDA” (as defined in our fourth amended and restated credit agreement, our “credit agreement”).
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract (described in the “Explanatory Notes – Significant Business Event” section of our annual MD&A for the year ended March 31, 2011) and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. In addition, our credit facility covenants provide limits on our net capital expenditures calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures, net proceeds from asset disposals or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent changes in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains as well as losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
SIGNIFICANT BUSINESS EVENTS
Discontinued Operations / Divestiture of Pipeline Related Assets
On November 22, 2012, we signed an agreement to sell our Pipeline related assets for total consideration of approximately $16.3 million resulting in $15.5 million of net proceeds, after selling costs of $0.8 million. The transaction included $1.3 million of job materials held in inventory, $12.0 million net book value of property, plant and equipment and $1.1 million of previously expensed tools, supplies and equipment parts. We applied $15.0 million from the net proceeds against our Term B Facility.
We retained our interest in the working capital associated with our performance of pipeline construction, integrity and maintenance activity prior to the sale date. Working capital of $33.3 million reported in our results from continuing operations is comprised of accounts receivable, accounts payable and unbilled revenue related to outstanding claims and unsigned change orders. We anticipate realizing the full amount of this working capital.t
In conjunction with the sale of these assets we have exited the pipeline construction, integrity and maintenance business.
In accordance with the presentation of results from discontinued operations, we have excluded Pipeline related operations from our “Results from operations” and “Segment Results - Commercial and Industrial Construction segment”. These results are now reported as "Net income (loss) from discontinued operations" in our Consolidated Statements of Operations and Comprehensive Income (Loss) and "Cash provided by (used in) discontinued operations" in our Consolidated Statements of Cash Flows. For a discussion of our results from discontinued operations see "Financial Results - Analysis of Results from Discontinued Operations" in this MD&A.
Debt Restructuring
On September 28, 2012 we entered into a Fourth Amending Agreement to our April 30, 2010 Fourth Amended and Restated Credit Agreement2. The changes made to the credit agreement include:

•	Increase of the capital lease debt limit to $75.0 million from $30.0 million.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.
2 Our Fourth Amended and Restated Credit Agreement, which we entered into on April 30, 2010 ("the credit agreement") provides credit facilities in the form of two Term Facilities (Term A Facility and Term B Facility) and an $85.0 Revolving Facility.

NOA

•	Temporary relief to the Consolidated EBITDA related covenants:

◦
Senior Debt Ratio (Senior Debt to trailing 12-month Consolidated EBITDA) temporarily increased from the original “must not exceed 2.0 times” to “must not exceed 2.25 times (for the period ended September 30, 2012)”.

◦
Interest Coverage Ratio (trailing 12-month Consolidated EBITDA to trailing 12-month Cash Interest Expense) reduced from the original “must be greater than 2.50 times” to “must be greater than 1.50 times for the period ended September 30 and December 31, 2012, respectively” and to “must be greater than 2.25 times for the period ended March 31, 2013”.

•	Application of net asset sale proceeds to the permanent reduction and repayment of the two Term Facilities in the following order and manner:

◦	100% of the net proceeds applied to the Term B Facility until such time as it is repaid in full; and then

◦	50% of the net proceeds applied to the Term A Facility until such time as it is repaid in full.

•	Permanent reduction and repayment of the full balance of the Term B Facility by April 30, 2013. As at December 31, 2012, $9.1 million remained outstanding on the Term B Facility.

•	Extension of the maturity date of the credit agreement by one year to October 31, 2014, provided the Term B Facility is repaid by April 30, 2013.

•	Net annual capital expenditures limited to an amount equal to annual Consolidated EBITDA less the sum of:

◦	Scheduled annual repayments of debt;

◦	Consolidated annual cash interest expense; and

◦	Current annual taxes for the fiscal year.
As of December 31, 2012, we have applied $8.7 million of net proceeds from equipment sales and $15.0 million of net proceeds from the sale of pipeline related assets to the repayment of the Term B Facility.
During the three months ended December 31, 2012 we negotiated the refinancing of $10.2 million in heavy equipment related leases including $7.2 million of expired lease renewals. The lease refinancing included changes to lease terms and changes to the timing of principal repayments. This is in addition to the $29.9 million that we renegotiated during the three months ended September 30, 2012. These leases were previously classified as operating leases, however with the refinancing terms these leases are now classified as capital leases. As a result, we have recorded a $40.1 million increase in capital lease commitments with an associated addition to property, plant and equipment (net of capitalized over hour liabilities). We expect that this refinancing will reduce future near-term annual operating lease cost by approximately $20.3 million, increase annual cash interest by approximately $2.1 million and increase depreciation expense in proportion to the utilization of the refinanced equipment. This refinancing is expected to reduce our annual cash lease payments by approximately $4.5 million.t
As a result of the accelerated repayment of the Term B Facility and the refinancing of certain operating leases, we have reduced our total debt (excluding our Revolving Facility) by $56.0 million since March 31, 2012. Total debentures and term loans were reduced by $31.2 million while total equipment and building financing was reduced by $24.8 million, as illustrated in the table below:

	Balance for the period ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Debentures and term loans
Series 1 Debentures	225,000	225,000	225,000	225,000
Term A Facility	18,139	19,076	20,013	20,950
Term B Facility	9,107	25,670	35,933	37,496
Total debentures and term loans	$252,246	$269,746	$280,946	$283,446
Equipment / building financing
Operating lease commitments	63,884	75,831	112,653	127,569
Capital leases (excluding interest)	49,547	44,453	9,948	10,701
Total equipment / building financing	$113,431	$120,284	$122,601	$138,270

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

The revolving facility balances for the periods ended December 31, 2012, September 30, 2012, June 30, 2012 and March 31, 2012 were $35.0 million, $30.0 million, $30.0 million and $20.3 million respectively.
Canadian Natural Contract
As discussed in the “Explanatory Notes – Significant Business Event” section of our annual MD&A for the year ended March 31, 2012, we reached an agreement with Canadian Natural on March 27, 2012, related to amendments to the long-term overburden removal and mining services contract (“the Canadian Natural contract”) at the Horizon Oil Sands mine (“Horizon mine”) near Fort McMurray, Alberta. During the negotiations related to the contract amendment, revenue related to the Canadian Natural contract for the three month periods ended June 30, September 30 and December 31, 2011, was recorded only to the extent of total costs incurred, representing a zero profit margin for these periods.
In addition to the amending agreement, Canadian Natural committed to accelerate the buyout of approximately 30% of assets that were contractually tied to the Canadian Natural contract (“contract-related assets”), some of which we owned outright and some of which we leased, along with the inventory used by us on the Horizon mine site. We realized $47.0 million in net proceeds from this transaction which was applied against our non-cash working capital.
As a result of the above transactions annual operating lease and depreciation costs related to the Canadian Natural contract are expected to be reduced by approximately $10.0 million to $12.0 million and we anticipate a corresponding reduction in contract revenue.t
Change to our Business Strategy
While some sectors of our business have thrived over the past two years, others have under-performed. In particular, our business in the oil sands has been negatively impacted by the reduction in the price of Alberta heavy crude oil, mainly driven by the current oil sands pipeline capacity constraints. While we continue to operate on many customer sites, our oil sands fleet is currently underutilized. Our customers have reduced spending by insourcing certain mine support activities and by delaying or indefinitely postponing capital expenditures including mine expansions and major growth projects. As a result of these factors, we have experienced a reduction in demand resulting in lower revenues and weaker-than-expected financial performance over the past two years.
In an effort to improve our financial performance we have taken the following actions:

1.	Business Re-segmentation
In an effort to optimize our cost structure and gain efficiencies, we have consolidated the management and support organization of our operations under two main business segments:

•	Heavy Construction and Mining

•	Commercial and Industrial Construction
We have aligned our organization under this new structure and our chief operating decision makers will rely on the reporting of these two segments to allocate resources and assess the performance of these segments going forward. We began reporting our segmented results under these two business segments effective for the three months ended June 30, 2012. All prior year segment comparatives are also reported under this revised segmentation. A more detailed discussion of these new business segments can be found in “New Business Segments” in our interim MD&A for the three months ended June 30, 2012.

2.	Business Restructuring
To further streamline our organization and business processes, we have implemented a business restructuring initiative. As a result of this restructuring, we recorded a $2.5 million charge in General and Administrative (“G&A”) expense for the three months ended June 30, 2012 and recorded further $0.1 million and $0.2 million charges for the three months ended September 30 and December 31, 2012, respectively. A more detailed discussion of the activities related to the restructuring initiative can be found in “Significant Business Events - Change to our Business Strategy” in our interim MD&A for the three months ended June 30, 2012.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

B. FINANCIAL RESULTS
SUMMARY OF CONSOLIDATED THREE AND NINE MONTHS RESULTS

	Three months ended December 31,
(dollars in thousands, except per share amounts)	2012	% of Revenue	2011	% of Revenue	Change
Revenue	$189,099	100.0%	$218,213	100.0%	$(29,114)
Project costs	105,376	55.7%	119,105	54.6%	(13,729)
Equipment costs	39,275	20.8%	48,218	22.1%	(8,943)
Equipment operating lease expense	8,073	4.3%	16,201	7.4%	(8,128)
Depreciation	9,988	5.3%	9,950	4.6%	38
Gross profit	$26,387	14.0%	$24,739	11.3%	$1,648

Select financial information:
General and administrative expenses	13,300	7.0%	15,031	6.9%	(1,731)
Operating income	11,435	6.0%	7,612	3.5%	3,823
Net income from continuing operations	2,889	1.5%	1,694	0.8%	1,195
Net income (loss) from discontinued operations	1,731	0.9%	(3,584)	(1.6)%	5,315
Net income (loss)	4,620	2.4%	(1,890)	(0.9)%	6,510
Per share information:
Net income from continuing operations - basic & diluted	$0.08		$0.05		$0.03
Net income (loss) from discontinued operations - basic & diluted	$0.05		$(0.10)		$0.15
Net income (loss) - basic & diluted	$0.13		$(0.05)		$0.18
EBITDA (1)	$25,597	13.5%	$16,559	7.6%	$9,038
Consolidated EBITDA(1) (as defined within the credit agreement)	$25,304	13.4%	$15,477	7.1%	$9,827

	Nine months ended December 31,
(dollars in thousands, except per share amounts)	2012	% of Revenue	2011	% of Revenue	Change
Revenue	$603,520	100.0%	$622,033	100.0%	$(18,513)
Project costs	332,915	55.2%	323,364	52.0%	9,551
Equipment costs	142,349	23.6%	157,470	25.3%	(15,121)
Equipment operating lease expense	30,045	5.0%	49,629	8.0%	(19,584)
Depreciation	28,470	4.7%	27,254	4.4%	1,216
Gross profit	$69,741	11.6%	$64,316	10.3%	$5,425

Select financial information:
General and administrative expenses	41,316	6.8%	39,273	6.3%	2,043
Operating income	24,447	4.1%	20,171	3.2%	4,276
Net income (loss) from continuing operations	1,363	0.2%	(799)	(0.1)%	2,162
Net income (loss) from discontinued operations	1,841	0.3%	(3,486)	(0.6)%	5,327
Net income (loss)	3,204	0.5%	(4,285)	(0.7)%	7,489
Per share information:
Net income (loss) from continuing operations - basic & diluted	$0.04		$(0.02)		$0.06
Net income (loss) from discontinued operations - basic & diluted	$0.05		$(0.10)		$0.15
Net income (loss) - basic & diluted	$0.09		$(0.12)		$0.21
EBITDA(1)	$62,170	10.3%	$48,714	7.8%	$13,456
Consolidated EBITDA(1) (as defined within the credit agreement)	$60,257	10.0%	$49,417	7.9%	$10,840

(1)	A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

	Three months ended		Nine months ended
	December 31,(2)		December 31,(2)
(dollars in thousands)	2012	2011	2012	2011
Net income (loss)	$4,620	$(1,890)	$3,204	$(4,285)
Adjustments:
Interest expense	8,292	7,599	24,259	22,524
Income tax expense (benefit)	1,455	(643)	2,184	(1,927)
Depreciation	9,998	10,319	28,666	27,939
Amortization of intangible assets	1,232	1,174	3,857	4,463
EBITDA	$25,597	$16,559	$62,170	$48,714
Adjustments:
Unrealized gain on derivative financial instruments	(677)	(2,392)	(2,595)	(960)
(Gain) loss on disposal of property, plant and equipment	(8)	273	359	701
(Gain) loss on disposal of assets held for sale	(10)	40	(80)	(456)
Stock-based compensation expense	402	388	999	1,254
Equity in loss (earnings) of unconsolidated joint venture	—	609	(596)	164
Consolidated EBITDA	$25,304	$15,477	$60,257	$49,417
(2) All figures in the calculation to EBITDA and Consolidated EBITDA include results from both continuing and discontinued operations.
ANALYSIS OF CONSOLIDATED RESULTS FROM CONTINUING OPERATIONS
As discussed in “Significant Business Events - Discontinued Operations / Divestiture of Pipeline Related Assets” in this MD&A, under US GAAP we have classified the current and prior period results from our pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of results from continuing operations.
Revenue
For the three months ended December 31, 2012, revenue was $189.1 million, $29.1 million lower than in the same period last year. The decrease reflects a reduction in demand experienced by the Heavy Construction and Mining segment for mine support services across the oil sands, partially offset by increased site development activity at the Joslyn mine and the return of overburden removal activity to normal operating levels at the Horizon mine. The lower activity levels in the Heavy Construction and Mining segment were partially offset by continued strong volumes in the Commercial and Industrial Construction segment, reflecting increased piling activity in the oil sands at the Surmont steam-assisted gravity drainage ("SAGD") site and the Base Plant mine.
For the nine months ended December 31, 2012, revenue was $603.5 million, $18.5 million lower than in the same period last year. The decrease reflects a reduction in demand experienced by the Heavy Construction and Mining segment for mine support services partially offset by increased heavy civil construction work at the Base Plant mine, overburden removal activity returning to normal operating levels at the Horizon mine and site development activity at the Joslyn mine and the Dover SAGD site. Higher activity levels in the Commercial and Industrial Construction segment also helped to offset weak mine services demand with increased piling activity on large oil sands projects and above-ground steel construction activity performed at the Mt. Milligan Copper / Gold mine project (the "Mt. Milligan project") in Northern British Columbia.
Gross profit
For the three months ended December 31, 2012, gross profit was $26.4 million, an increase of $1.6 million compared to the same period last year. Gross profit margin increased to 14.0% compared to 11.3% for the three months ended December 31, 2011. The improvement in both gross profit and margin primarily reflects the contribution from the Heavy Construction and Mining segment, which benefited from a more favorable mix of work under one of our long-term contracts, a return to profitable overburden removal activity at the Horizon mine under our amended Canadian Natural contract and lower heavy equipment maintenance and operating lease costs. Partially offsetting the improvements in gross margin were lower Commercial and Industrial Construction segment margins reflecting the completion of several projects under highly favourable conditions in the prior year.
Project costs represented 55.7% of revenue in the three months ended December 31, 2012, compared to 54.6% in the same period last year, reflecting the higher volumes of more labour-intensive piling and heavy civil construction activities.

NOA

Equipment costs represented 20.8% of revenue in the three months ended December 31, 2012, compared to 22.1% in the same period last year, reflecting the reduction of maintenance costs related to the buyout of certain contract-related assets by Canadian Natural in the prior year (as discussed in “Significant Business Events - Canadian Natural Contract”), lower heavy equipment operating hours due to reduced oil sands activity and decreased equipment maintenance spending. As a result, unrecovered equipment costs from projects decreased to $2.1 million during the three months ended December 31, 2012, compared to $11.3 million in the same period last year.
Equipment operating lease expense decreased to $8.1 million during the three months ended December 31, 2012 from $16.2 million in the same period last year. The decrease in the current period reflects the benefits from both the buyout of certain operating leases and the refinancing of certain operating leases to capital leases (as discussed in “Significant Business Events - Debt Restructuring”). The buyout of operating leases over the past year was primarily the result of the sale of contract-related assets to Canadian Natural and the sale of assets as part of our plan to right-size our equipment fleet (as discussed in the "Significant Business Events - Change to our Business Strategy" section of our interim MD&A for the three months ended June 30, 2012).
Depreciation for the three months ended December 31, 2012 was comparable to the same period, despite lower revenues, reflecting the increase in capital lease assets as a result of the refinancing of operating leases, partially offset by the reduction of depreciation from contract-related assets sold to Canadian Natural.
For the nine months ended December 31, 2012, gross profit was $69.7 million, an increase of $5.4 million compared to the same period last year. Gross profit margin increased to 11.6% from 10.3% during the same period last year. The increase in both gross profit and margin primarily reflects the increased contribution of higher-margin Commercial and Industrial Construction segment revenue and margin improvement in the Heavy Construction and Mining segment, which benefited from the return to profit recognition for overburden removal activity at the Horizon mine and a reduction in heavy equipment costs.
Project costs increased to 55.2% of revenue during the nine months ended December 31, 2012, from 52.0% in the same period last year, attributable to the significant increase in the Commercial and Industrial Construction segment revenue, which requires a larger component of labour, material and subcontractor expenses.
Equipment costs represented 23.6% of revenue during the nine months ended December 31, 2012, compared to 25.3% in the same period last year reflecting a lower contribution from Heavy Construction and Mining segment revenues, a reduction in equipment costs specific to the Canadian Natural contract due to the prior year purchase of certain contract-related assets (as discussed in “Significant Business Events - Canadian Natural Contract”) and a reduction in equipment maintenance spending. As a result, unrecovered equipment costs from projects during the nine months ended December 31, 2012, decreased to $24.2 million, compared to $31.4 million during the same period last year.
Equipment operating lease expense was $30.0 million during the nine months ended December 31, 2012 compared to $49.6 million in the same period last year. The decrease in the current period reflects the benefits from both the buyout of certain operating leases and the refinancing of certain operating leases to capital leases. The buyout of operating leases over the past year was primarily the result of the sale of contract-related assets to Canadian Natural and the sale of assets as part of our plan to right size our equipment fleet. Operating lease expense in the current period also includes a $1.3 million benefit from the reduction in over hour liability requirements driven by lower operating hours on some of our larger-sized leased equipment. The prior year operating lease expense included a $6.7 million benefit, driven mainly by the suspension of overburden-removal activity at the Horizon mine.
Depreciation increased $1.2 million for the nine months ended December 31, 2012 reflecting increased use of owned equipment and the increase in capital lease assets as a result of the refinancing of operating leases. This increase was partially offset by the elimination of depreciation on contract-related assets sold to Canadian Natural in the three months ended March 31, 2012.
Operating income
For the three months ended December 31, 2012, we recorded operating income of $11.4 million or 6.0% of revenue, compared to operating income of $7.6 million or 3.5% of revenue during the three months ended December 31, 2011. G&A expense was $13.3 million during the three months ended December 31, 2012, $1.7 million lower than in the same period last year. The current year G&A reflects the benefits from our business restructuring activities initiated earlier this year, partially offset by a $1.0 million increase in stock based compensation and short-term incentive program costs.
For the nine months ended December 31, 2012, we recorded operating income of $24.4 million or 4.1% of revenue, compared to operating income of $20.2 million or 3.2% of revenue during the nine months last year. G&A expense was $41.3 million in the current period, an increase of $2.0 million from the prior year. The current year G&A includes a $1.2 million stock-based compensation expense compared to a $1.6 million reduction in stock-based compensation liabilities in the prior year. Current year G&A also reflects the benefits from our business restructuring activities, initiated earlier this year, partially offset by a $2.8 million restructuring charge.
Net income (loss) from continuing operations
For the three months ended December 31, 2012, we recorded a net income from continuing operations of $2.9 million (basic and diluted income from continuing operations per share of $0.08), compared to net income from continuing operations of $1.7 million (basic and diluted income per share of $0.05) for the three months ended December 31, 2011. Non-cash items affecting the current period results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net income from continuing operations would have been $2.4 million (basic and diluted income per share of $0.06) for the three months ended December 31, 2012.
Non-cash items affecting results for the same period last year included unrealized losses on embedded derivatives in certain long term supplier contracts, partially offset by an unrealized gain from the reversal of an embedded derivative in a long term customer contract. Excluding the non-cash items, net loss from continuing operations would have been $0.1 million (basic and diluted loss per share of $nil) for the three months ended December 31, 2011.
For the nine months ended December 31, 2012, we recorded a net income of $1.4 million (basic and diluted income from continuing operations per share of $0.04) compared to a net loss of $0.8 million (basic and diluted loss per share of $0.02) during the same period last year. Non-cash items affecting current-year results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net income for the nine months ended December 31, 2012 would have been $0.6 million (basic and diluted income per share of $0.02).
Non-cash items affecting results for the same period last year included unrealized losses on embedded derivatives in certain long term supplier contracts, partially offset by unrealized gain on an embedded derivative in a long term customer contract. Excluding the above items, the net loss from continuing operations for the nine months ended December 31, 2011 would have been $1.5 million (basic and diluted loss per share of $0.04).
ANALYSIS OF NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS
The detailed statement of operations for discontinued operations for the three and nine months ended December 31, 2012 and 2011, are detailed in the table, below:

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Revenue	$13,488	$66,417	$39,180	$102,006
Project costs	13,264	69,358	37,553	103,968
Equipment costs	26	1,389	495	1,637
Depreciation	10	369	196	685
Gross profit (loss)	$188	$(4,699)	$936	$(4,284)
General and administrative expenses	113	105	395	465
Gain on disposal of property, plant and equipment	(438)	—	(438)	—
Recovery of previously expensed tools, supplies and equipment parts	(1,095)	—	(1,095)	—
Gain on sale of inventory	(668)	—	(668)	—
Operating income (loss) before income taxes	$2,276	$(4,804)	$2,742	$(4,749)
Deferred income tax expense (benefit)	545	(1,220)	901	(1,263)
Net income (loss) from discontinued operations	$1,731	$(3,584)	$1,841	$(3,486)

NOA

Revenue
Revenue for the three months ended December 31, 2012 included pipeline maintenance and integrity work performed prior to the execution of the sale agreement for the pipeline related assets (as discussed in “Significant Business Events - Discontinued Operations / Divestiture of Pipeline Related Assets”) and project closeout activities for a pipeline construction project. Prior year revenue resulted from work performed on three large-diameter pipeline construction projects.
Revenue for the nine months ended December 31, 2012 included pipeline maintenance and integrity work started in the early summer and project closeout activities for multiple pipeline construction projects, started in the fall of the previous year. Prior year revenue resulted from work performed on three large-diameter pipeline construction projects.
Gross profit (loss)
Gross profit for the three months ended December 31, 2012 reflects profitable pipeline maintenance and integrity work mitigated by losses recorded as part of the project closeout activities on a pipeline construction project. Prior year losses resulted from weak performance on large-diameter pipeline construction projects as a result of schedule delays, rising costs and unseasonably inclement weather.
Gross profit for the nine months ended December 31, 2012 reflects profitable pipeline maintenance and integrity work mitigated by losses recorded as part of the project closeout activities and the effect of claims on three pipeline construction projects. Prior year losses resulted from weak performance on large-diameter pipeline construction projects as a result of schedule delays, rising costs and unseasonably inclement weather.
Operating Income (loss)
Gain on disposal of property, plant and equipment ("PP&E) for the three and nine months ended December 31, 2012 reflects the gain recorded on the sale of pipeline related assets (as discussed in “Significant Business Events - Discontinued Operations / Divestiture of Pipeline Related Assets”).
Recovery of tools, supplies and equipment parts for the three and nine months ended December 31, 2012 reflects the sale of project materials, previously expensed as project costs, included in the sale of the pipeline-related assets.
Gain on sale of inventory for the three and nine months ended December 31, 2012 reflects the sale of project materials held in inventory which were included in the sale of the pipeline related assets.
Income tax expense (benefit)
For the three months ended December 31, 2012, we recorded a deferred income tax expense of $0.5 million from discontinued operations, compared to a deferred income tax recovery of $1.2 million for the same period last year.
For the nine months ended December 31, 2012, we recorded a deferred income tax expense of $0.9 million from discontinued operations, compared to a deferred income tax recovery of $1.3 million for the same period last year.
Income tax expense as a percentage of income before income taxes for the three and nine months ended December 31, 2012 differs from the statutory rate of 25.12% primarily due to the effect of permanent tax differences. Income tax benefit as a percentage of income before income taxes for the three and nine months ended December 31, 2011 differs from the statutory rate of 26.25% primarily due to the effects of permanent differences.
Net income (loss)
Net income from discontinued pipeline operations for the three months ended December 31, 2012 was $1.7 million (basic and diluted income per share of $0.05), compared to a net loss of $3.6 million during the prior period (basic and diluted loss per share of $0.10).
Net income from discontinued pipeline operations for the nine months ended December 31, 2012 was $1.8 million (basic and diluted income per share of $0.05), compared to a net loss of $3.5 million for the nine months ended December 31, 2011 (basic and diluted loss per share of $0.10).

ANALYSIS OF CONSOLIDATED NET INCOME (LOSS)
For the three months ended December 31, 2012 we recorded consolidated net income from both continuing and discontinued operations of $4.6 million (basic and diluted income per share of $0.13), compared to net loss of $1.9 million (basic and diluted loss per share of $0.05) during the same period last year. Non-cash items affecting the current period results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net income would have been $4.1 million (basic and diluted income per share of $0.11) for the three months ended December 31, 2012.
Non-cash items affecting results for the same period last year included unrealized losses on embedded derivatives in certain long term supplier contracts, partially offset by an unrealized gain from the reversal of an embedded derivative in a long term customer contract. Excluding the non-cash items, net loss would have been $3.7 million(basic and diluted loss per share of $0.10) for the three months ended December 31, 2011.
For the nine months ended December 31, 2012, we recorded a net income of $3.2 million (basic and diluted income per share of $0.09) compared to a net loss of $4.3 million (basic and diluted loss per share of $0.12) during the same period last year. Non-cash items affecting current-year results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net income for the nine months ended December 31, 2012 would have been $1.3 million (basic and diluted income per share of $0.03).
Non-cash items affecting results for the same period last year included unrealized losses on embedded derivatives in certain long term supplier contracts, partially offset by unrealized gain on an embedded derivative in a long-term customer contract. Excluding the above items, the net loss for the nine months ended December 31, 2011 would have been $5.0 million (basic and diluted loss per share of $0.14).
SEGMENT RESULTS
Heavy Construction and Mining

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Segment revenue	$113,997	$159,915	$(45,918)	$396,029	$482,611	$(86,582)
Segment profit	$12,440	$8,264	$4,176	$31,458	$35,137	$(3,679)
Segment margin	10.9%	5.2%		7.9%	7.3%
For the three months ended December 31, 2012, Heavy Construction and Mining revenue was $114.0 million, down $45.9 million from $159.9 million during the same period last year. The change primarily reflects a reduction in heavy civil and mine service activities performed at the Jackpine and Muskeg River mines. Also contributing to the decrease was a reduction of earthworks activity at the Co-op refinery in Saskatchewan, lower overburden removal volumes at the Millennium mine and reduced demand for tailings and environmental construction services in the oil sands. Partially offsetting the decrease in activity at those sites was increased heavy civil construction activity at the Base Plant mine, increased site development activity at both the Joslyn mine and the Dover SAGD facility and the return of overburden removal activity to normal operating levels at the Horizon mine. The prior year period included earthworks performed at the BlackGold SAGD project.
For the nine months ended December 31, 2012, the Heavy Construction and Mining segment revenue was $396.0 million, down $86.6 million from $482.6 million in the same period last year. The change primarily reflects a reduction in heavy civil and mine service activities performed at the Jackpine and Muskeg River mines. Also contributing to the decrease was a reduction of earthworks activity at the Co-op refinery in Saskatchewan, reduced overburden volumes at the Millennium mine, and reduced demand for tailings and environmental construction services in the oil sands. Partially offsetting the decrease in activity at those sites was increased heavy civil construction activity at the Base Plant mine, increased site development activity at both the Joslyn mine and the Dover SAGD facility and the return of overburden removal activity to normal operating levels at the Horizon mine. The prior year activity included earthworks performed at the BlackGold SAGD project.
For the three months ended December 31, 2012, Heavy Construction and Mining segment profit increased to $12.4 million from $8.3 million during the same period last year while segment margin increased to 10.9%, from 5.2% during the same period last year. The increase in segment profit and margin primarily reflects a reduction in unrecovered equipment costs to $1.4 million, compared to $10.0 million in the same period last year, mainly driven by reduced maintenance costs and lower operating lease expense. In addition, we completed two highly successful

NOA

SAGD site development projects and executed a more favorable mix of work under one of our long-term agreements. Partially offsetting these improvements was the reduced demand for mine support services across the oil sands. Prior year margins also reflect zero-margin overburden removal activity at the Horizon mine.
For the nine months ended December 31, 2012, Heavy Construction and Mining segment profit decreased to $31.5 million from $35.1 million during the same period last year while segment margin increased to 7.9%, from 7.3% during the same period last year. The reduction in segment profit reflects lower mine support services demand across the oil sands and lower-margin heavy civil construction activity. This reduction in segment profit was partially mitigated by a reduction in unrecovered equipment costs to $20.5 million in the current year, compared to $27.0 million in the same period last year, mainly driven by lower maintenance and operating lease costs. Also supporting improved segment margins was increased margin on overburden removal activity at the Horizon mine.
Commercial and Industrial Construction
As discussed in “Significant Business Events - Discontinued Operations / Divestiture of Pipeline Related Assets” in this MD&A, we have classified the current and prior period results from our pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of “Segment Results - Commercial and Industrial Construction”.

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Segment revenue	$75,102	$58,298	$16,804	$207,491	$139,422	$68,069
Segment profit	$14,600	$17,323	$(2,723)	$41,100	$32,686	$8,414
Segment margin	19.4%	29.7%		19.8%	23.4%
For the three months ended December 31, 2012, the Commercial and Industrial Construction segment revenue was $75.1 million, up $16.8 million from $58.3 million during the same period last year. This increase reflects higher activity levels at several oil sands projects, including the Surmont SAGD project, Base Plant mine and Millennium mine. Strong international sales of manufactured screw piles also contributed to the current year revenue increase. This was partially offset by lower activity in Saskatchewan and the completion of work at the Mt. Milligan project in Northern British Columbia early in the quarter.
For the nine months ended December 31, 2012, the Commercial and Industrial Construction segment reported revenue of $207.5 million, up $68.1 million from the $139.4 million during the same period last year. This increase reflects a high level of piling activity in the oil sands, strong international sales of manufactured screw piles and structural steel construction activity at the Mt. Milligan project. The improvement in piling activity also reflects a return to normal operating conditions in the current period, compared to the extreme weather conditions of the previous year, which caused schedule and project disruptions during the start of the same period last year.
For the three months ended December 31, 2012, Commercial and Industrial Construction segment profit decreased to $14.6 million from $17.3 million during the same period last year and segment margin decreased to 19.4% from 29.7% during the same period last year. Current period segment margin was negatively impacted by project close-out costs at the Mt. Milligan project. Prior year segment margins reflect the completion of two large projects completed under highly favourable conditions.
For the nine months ended December 31, 2012, Commercial and Industrial Construction segment profit increased to $41.1 million from $32.7 million during the same period last year, while segment margin decreased to 19.8% from 23.4%. The growth in segment profit was driven by the contribution from strong volumes of piling activity in the oil sands and strong international sales of manufactured screw piles partially offset by project close-out costs at the Mt. Milligan project. Prior year segment margin reflects the contribution from the completion of two large high margin projects.

NON-OPERATING INCOME AND EXPENSE

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$5,132	$5,132	$—	$15,398	$15,398	$—
Interest on credit facilities	1,732	2,023	(291)	5,641	5,290	351
Interest on capital lease obligations	1,017	92	925	1,401	346	1,055
Amortization of deferred financing costs	422	386	36	1,230	1,198	32
Interest on long term debt	$8,303	$7,633	$670	$23,670	$22,232	$1,438
Other interest	(11)	(34)	23	589	292	297
Total interest expense	$8,292	$7,599	$693	$24,259	$22,524	$1,735
Foreign exchange loss	21	134	(113)	137	70	67
Unrealized gain on derivative financial instruments	(677)	(2,392)	1,715	(2,595)	(960)	(1,635)
Income tax expense (benefit)(1)	1,455	(643)	2,098	2,184	(1,927)	4,111
(1) Includes both continuing and discontinued operations.
Interest expense
Total interest expense increased $0.7 million and $1.7 million in the three and nine months ended December 31, 2012, respectively, compared to the corresponding periods in the prior year. At December 31, 2012, we had $62.3 million outstanding under the credit facilities, compared to the $98.9 million outstanding at December 31, 2011. An increase in the combined weighted average interest rates on all credit facilities for the three and nine months ended December 31, 2012 , to 7.5% and 7.4%, respectively, compared to 6.0% for both prior year periods more than offset the impact of lower bank indebtedness this year. A detailed discussion on our Series 1 Debentures and our credit facilities can be found under “Liquidity and Capital Resources”. Interest on capital lease obligations in the three and nine months ended December 31, 2012 increased by $0.9 million and and $1.1 million, respectively compared to the corresponding periods in the prior year as a result of the refinancing of operating leases to capital leases (as discussed in "Significant Business Events - Debt Restructuring").
Foreign exchange loss
The foreign exchange losses recognized in the three and nine months ended December 31, 2012 relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.
Unrealized gain on derivative financial instruments
For the three and nine months ended December 31, 2012, the unrealized gain on derivative financial instruments reflects changes in the value of embedded derivatives in certain maintenance agreements. For the same periods last year, the unrealized gain on derivative financial instruments reflected the reversal of the embedded derivative in a long-term customer contract partially offset by the change in value of embedded derivatives on certain vendor maintenance agreements. The embedded derivative in the long-term customer contract was reversed in the prior periods as part of the execution of the amended contract with Canadian Natural, discussed in more detail in “Significant Business Events – Canadian Natural Contract”. The unrealized (gain) loss on derivative financial instruments, for the three and nine months ended December 31, 2012 and 2011, respectively, are detailed in the table, below:

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Customer contract embedded derivative (gain)	$—	$(4,635)	$4,635	$—	$(5,877)	$5,877
Supplier contracts embedded derivatives (gain) loss	(677)	2,243	(2,920)	(2,595)	4,917	(7,512)
	$(677)	$(2,392)	$1,715	$(2,595)	$(960)	$(1,635)
Income tax expense (benefit)

NOA

For the three months ended December 31, 2012, we recorded a current income tax expense of $0.1 million, deferred income tax expense of $0.9 million from continuing operations and deferred income tax expense of $0.5 million from discontinued operations, providing a net income tax expense of $1.5 million. This compares to a combined income tax recovery of $0.6 million for the same period last year.
For the nine months ended December 31, 2012, we recorded a current income tax expense of $0.2 million, a deferred income tax expense of $1.1 million from continuing operations and a deferred income tax expense of $0.9 million from discontinued operations for a net income tax expense of $2.2 million. This compares to a combined income tax benefit of $1.9 million for the same period last year.
Income tax expense as a percentage of income before income taxes for the three and nine months ended December 31, 2012 differs from the statutory rate of 25.12% primarily due to the effect of permanent tax differences and prior year current tax adjustments. Income tax benefit as a percentage of income before income taxes for the three and nine months ended December 31, 2011 differs from the statutory rate of 26.25% primarily due to the effects of permanent differences.
BACKLOG
Backlog is a measure of the amount of secured work we have outstanding and as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-material contracts performed under master services agreements where scope is not clearly defined. For the three and nine months ended December 31, 2012, the total amount of revenue earned from time-and-material contracts performed under our master services agreements, which are not in backlog, was approximately $38.8 million and $106.7 million, respectively, compared to $58.5 million and $211.9 million for the same corresponding prior year periods.
Our estimated backlog by segment and contract type as at December 31, 2012, September 30, 2012, March 31, 2012 and December 31, 2011 was:

(dollars in thousands)	December 31, 2012	September 30, 2012	March 31, 2012	December 31, 2011
By Segment
Heavy Construction and Mining	$439,947	$452,129	$633,187	$742,362
Commercial and Industrial Construction	40,427	92,433	95,094	69,443
Total	$480,374	$544,562	$728,281	$811,805
By Contract Type
Unit-Price	$159,841	$166,244	$285,895	$774,298
Lump-Sum	22,370	57,604	11,396	23,855
Time-and-Material, Cost-Plus	298,163	320,714	430,990	13,652
Total	$480,374	$544,562	$728,281	$811,805
Backlog attributable to discontinued operations has been excluded from all prior periods presented. The amounts excluded from our estimated backlog for pipeline related operations were previously recorded in the Commercial and Industrial Construction segment as unit-price contract type in the amounts of $2.4 million at September 30, 2012, $5.3 million at March 31, 2012 and $26.8 million at December 31, 2011.
Our Canadian Natural contract at the Horizon mine represented approximately $251.6 million of the December 31, 2012 backlog compared to $281.7 million for September 30, 2012, $417.8 million for March 31, 2012 and $484.7 million for December 31, 2011. The change in the value of the backlog on this contract from September 30, 2012 reflects work performed under the contract. The transfer of equipment assets recorded in the three months ended March 31, 2012 reduced the amount of fleet management, inventory management and maintenance services required to support the fleet through the balance of the contract and backlog values were adjusted accordingly. Subsequent to the execution of the contract amendment, the customer executed change orders which reduced the scope of equipment related activity required under the amended contract which further reduced the backlog on this contract from the March 31, 2012 levels. The contract amendment, signed on March 27, 2012, changed the contract type reported for this contract to “cost-plus” from “unit-price”.
We expect that approximately $329.4 million of total backlog will be performed and realized in the 12 months ending December 31, 2013.t
CLAIMS AND CHANGE ORDERS
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.
Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or unpriced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.
Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.
For the three and nine months ended December 31, 2012, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had $3.3 million and $9.3 million respectively in claims revenue recognized to the extent of additional costs incurred while the Commercial and Industrial Construction segment had $0.6 million and $7.0 million respectively in claims revenue recognized to the extent of additional costs incurred. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs incurred.
As at December 31, 2012, we had $24.0 million of unresolved claims and change orders recorded on our balance sheet. These consisted of $5.4 million and $18.6 million, for the Heavy Construction and Mining and Commercial and Industrial Construction segments, respectively. This compares to $23.4 million of unresolved claims and change-orders recorded on our balance sheet for the year ended March 31, 2012, consisting of $1.7 million and $21.7 million, for the Heavy Construction and Mining and Commercial and Industrial Construction segments, respectively. We are working with our customers in accordance with the terms of our contracts to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs.
SUMMARY OF CONSOLIDATED QUARTERLY RESULTS
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	seasonal weather and ground conditions;

•	the timing of equipment maintenance and repairs;

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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•	claims and change-orders; and

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.
For a full discussion on the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the fiscal year ended March 31, 2012.
The table, below, summarizes our consolidated results from continuing operations and discontinued operations for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	Fiscal 2013			Fiscal 2012				Fiscal 2011
Revenue	$189.1	$184.8	$229.6	$234.0	$218.2	$208.9	$194.9	$168.7
Gross profit (loss)	26.4	24.3	19.1	12.5	24.7	30.9	8.7	(15.8)
Operating income (loss)	11.4	11.8	1.2	(3.9)	7.6	16.0	(3.5)	(33.6)
Net income from continuing operations	2.9	2.9	(4.4)	(5.0)	1.7	4.9	(7.4)	(29.2)
Net income (loss) from discontinued operations	1.7	0.8	(0.7)	(11.9)	(3.6)	1.7	(1.6)	(1.3)
Net income (loss)	4.6	3.7	(5.1)	(16.9)	(1.9)	6.6	(9.0)	(30.5)
Net income (loss) per share‡
From continuing operations - basic & diluted	$0.08	$0.08	$(0.12)	$(0.14)	$0.05	$0.13	$(0.21)	$(0.80)
From discontinued operations - basic & diluted	$0.05	$0.02	$(0.02)	$(0.33)	$(0.10)	$0.05	$(0.04)	$(0.04)
Total - basic & diluted	$0.13	$0.10	$(0.14)	$(0.47)	$(0.05)	$0.18	$(0.25)	$(0.84)
‡Income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.
Contributing to the variations in our recent quarterly financial results were the significant swings in the Heavy Construction and Mining segment’s overburden removal volumes at the Horizon mine. In the three months ended June 30, 2011, volumes were negatively affected by wildfires in the region and an unrelated production facility fire. We were issued a work suspension notice during this period and we did not resume overburden removal activities until the start of the three months ended March 31, 2012.
In addition to the swings in volume for this customer, we recorded a $42.5 million revenue writedown on the Canadian Natural contract, which negatively affected results for the three months ended March 31, 2011. During contract negotiations with Canadian Natural, revenue on the Canadian Natural contract was only reported to the extent of costs incurred for each of the three months ended June 30, 2011, September 30, 2011 and December 31, 2011. Revenue reported for the three months ended March 31, 2012 reflected the new pricing structure negotiated under the amended Canadian Natural contract.
SUMMARY OF CONSOLIDATED FINANCIAL POSITION

(dollars in thousands)	December 31, 2012	March 31, 2012	Change
Cash	$1,164	$1,400	$(236)
Current assets (excluding cash)	252,465	323,723	(71,258)
Current liabilities	(184,183)	(254,573)	70,390
Net working capital	$69,446	$70,550	$(1,104)
Intangible assets	12,063	12,866	(803)
Property, plant and equipment	332,252	312,775	19,477
Total assets	693,357	749,993	(56,636)
Capital lease obligations (including current portion)	(49,547)	(10,701)	(38,846)
Total long term financial liabilities ‡	(317,746)	(313,871)	(3,875)

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

At December 31, 2012, net working capital (current assets minus current liabilities) was $69.4 million, down $1.1 million from March 31, 2012.
The cash balance at December 31, 2012 was $1.2 million, down $0.2 million from March 31, 2012, reflecting capital expenditure, a reduction in borrowings through the credit facilities, scheduled and one-time repayments of term facilities and scheduled repayment of capital lease obligations, offset by positive cash generated from operations and net proceeds of asset sales.
Current assets excluding cash decreased $71.3 million between March 31, 2012 and December 31, 2012, largely due to improved cash management and the receipt of the proceeds for the sale to Canadian Natural of contract-related assets, as discussed in more detail in “Significant Business Events – Canadian Natural Contract”.
Current liabilities decreased by $70.4 million between March 31, 2012 and December 31, 2012, primarily reflecting a $61.6 million decrease in accounts payable, which included the settlement of lease buyouts associated with the sale to Canadian Natural of certain contract related equipment. Also contributing to the reduced current liabilities is a $5.1 million net decrease in interest payable on our Series 1 Debentures related to the timing of scheduled payments. Partially offsetting the decrease in current liabilities was the $2.9 million increase to the current portion of term facilities and an $8.7 million increase in the current portion of capital lease liabilities. Equipment purchases of $3.1 million, which are scheduled to be paid after December 31, 2012, are included in accounts payable as of December 31, 2012.
Property, plant and equipment net book value at December 31, 2012 increased by $19.5 million compared to March 31, 2012. This reflects equipment additions of 75.2 million during the current period, including the equipment refinanced from operating leases to capital leases, offset by equipment disposal of $21.6 million (net book value) and depreciation of $28.7 million.
Capital lease obligations increased by $38.8 million between March 31, 2012 and December 31, 2012 largely due to the refinancing of equipment from operating leases to capital leases.
Total long-term financial liabilities increased by $3.9 million between March 31, 2012 and December 31, 2012 largely as a result of an increase to the long term portion of the capital lease obligation from the refinancing of operating leases to capital leases. This increase was partially offset by a reduction in borrowing under our revolving credit facility, scheduled and one-time repayments of our term facilities, the lower share price impact on the value of stock-based compensation liabilities and a decrease in the long term liability portion of our derivative financial instruments.
A detailed discussion on our term facilities and revolving credit facility can be found in “Liquidity and Capital Resources – Credit facilities”, below.
SUMMARY OF CONSOLIDATED CAPITAL ADDITIONS
We acquire our PP&E in three ways: capital expenditures, capital leases and operating leases. In addition, we develop or acquire our intangible assets through capital expenditures. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase while capital leases and operating leases are varying ways of financing capital expenditures.
We define our capital requirements as either:

•
sustaining capital additions – PP&E and intangible asset additions that are needed to keep our existing fleet of equipment and intangible assets at their optimal useful life through capital maintenance or replacement; or

•
growth capital additions – PP&E additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.

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A summary of cash changes to PP&E and intangible assets by nature and by period is shown in the table below:

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
New PP&E - capital expenditures
Sustaining	$7,896	$14,442	$(6,546)	$18,349	$20,725	$(2,376)
Growth	954	2,289	(1,335)	5,670	9,157	(3,487)
Subtotal	$8,850	$16,731	$(7,881)	$24,019	$29,882	$(5,863)
New intangible assets - capital expenditures
Sustaining	$563	$—	$563	$1,463	$166	$1,297
Growth	567	703	(136)	1,591	2,120	(529)
Subtotal	$1,130	$703	$427	$3,054	$2,286	$768
Total new additions to capital assets	$9,980	$17,434	$(7,454)	$27,073	$32,168	$(5,095)
Items affecting cash additions to capital assets:
Equipment buyouts	$718	$—	$718	$3,993	$—	$3,993
Change in non-cash working capital	(312)	(1,773)	1,461	652	(2,926)	3,578
Cash outflow on additions to PP&E and intangible assets	$10,386	$15,661	$(5,275)	$31,718	$29,242	$2,476
Capital asset disposal
Proceeds on disposal of PP&E	$1,647	$50	$1,597	$8,758	$128	$8,630
Proceeds on disposal of assets held for sale	267	360	(93)	1,927	910	1,017
Cash inflow for proceeds on disposal of capital assets	$1,914	$410	$1,504	$10,685	$1,038	$9,647
Net decrease in cash related to capital assets	$8,472	$15,251	$(6,779)	$21,033	$28,204	$(7,171)
Pipeline related capital expenditure in the amount of $0.1 million and $0.5 million for the three and nine months ended December 31, 2012, respectively, and $0.7 million and $3.3 million for the three and nine months ended December 31, 2011, respectively, has been excluded from the summary above.
Equipment lease buyout activity in the current periods only includes the buyout of equipment leases that we have capitalized in PP&E. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions.
Proceeds on the disposal of PP&E for the three and nine months ended December 31, 2012 and 2011, respectively, only includes the proceeds specific to the assets we owned.
A summary of non-cash changes to PP&E assets by nature and by period for continuing operations is shown in the table below:

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
PP&E – Capital leases additions
Sustaining	$—	$41	$(41)	$3,489	$41	$3,448
Growth	—	—	—	3,353	386	2,967
Subtotal	$—	$41	$(41)	$6,842	$427	$6,415
PP&E – Operating leases additions
Sustaining	$—	$—	$—	$—	$—	$—
Growth	—	—	—	—	—	—
Subtotal	$—	$—	$—	$—	$—	$—
Total non-cash capital additions	$—	$41	$(41)	$6,842	$427	$6,415
The table above excludes capital lease additions resulting from the refinanced operating leases in the current three and nine month periods in the amount of $10.2 million and $40.1 million, respectively, as this equipment was previously reported as non-cash changes to PP&E assets under "PP&E - operating lease additions". This transaction is discussed in more detail in “Significant Business Events – Debt Restructuring”.
The increased sustaining capital lease additions in the current nine month period, compared to the same period last year, reflects the replacement of certain of our equipment fleet used to sustain piling activity in the Commercial and Industrial Construction segment. The increase in growth capital lease additions to PP&E for the nine months ended

December 31, 2012, compared to the same period last year, reflects the additions to our equipment fleet to support the increased drilled and driven piling activity in the Commercial and Industrial Construction segment.
Our consolidated sustaining and growth capital additions from continuing operations are reflected in the table, below:

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Total sustaining capital additions	$8,459	$14,483	$(6,024)	$23,301	$20,932	$2,369
Total growth capital additions	1,521	2,992	(1,471)	10,614	11,663	(1,049)
Total capital additions	$9,980	$17,475	$(7,495)	$33,915	$32,595	$1,320
SUMMARY OF CONSOLIDATED CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Cash provided by operating activities	$7,942	$38,103	$(30,161)	$27,953	$13,763	$14,190
Cash used in investing activities	(8,472)	(15,251)	6,779	(18,863)	(28,204)	9,341
Cash (used in) provided by financing activities	(17,591)	(16,412)	(1,179)	(25,058)	22,837	(47,895)
(Decrease) increase in cash and cash equivalents from continuing operations	$(18,121)	$6,440	$(24,561)	$(15,968)	$8,396	$(24,364)
Cash provided by (used in) discontinued operations	$15,436	$(5,159)	$20,595	$15,740	$(7,385)	$23,125
Effect of exchange rate on changes in cash	24	(32)	56	(8)	64	(72)
Net (decrease) increase in cash and cash equivalents	$(2,661)	$1,249	$(3,910)	$(236)	$1,075	$(1,311)
Operating activities
Cash provided by operating activities for the three months ended December 31, 2012 was $7.9 million, compared to $38.1 million for the three months ended December 31, 2011. The decreased cash flow from operations in the current period is largely a result of the outflow of $8.3 million in non-cash working capital, primarily due to increased payments of accounts payables, as compared to a $24.7 million cash inflow in working capital during the prior year.
Cash provided by operating activities for the nine months ended December 31, 2012 was $28.0 million, compared to $13.8 million for the nine months ended December 31, 2011. In the current nine month period, the increased cash flow from operations is largely due to the combination of positive net income of $1.4 million combined with a cash outflow of $4.7 million in non-cash working capital, compared to a net loss of $0.8 million and a cash outflow of $15.8 million in non-cash working capital in the prior year. The reduced cash outflow from non-cash working capital is largely due to the settlement of the Canadian Natural sale of contract-related assets, as discussed in more detail in “Significant Business Events – Canadian Natural Contract”.
Investing activities
Cash used in investing activities for the three months ended December 31, 2012 was $8.5 million, compared to $15.3 million for the same period a year ago. Current period investing activities included $10.4 million for the purchase of property, plant and equipment and intangible assets, offset by cash inflows of $1.9 million in proceeds on the disposal of property, plant and equipment and assets held for sale. Cash used in investing activities for the three months ended December 31, 2011 of $15.3 million included purchase of property, plant and equipment and intangible assets of $15.7 million offset by proceeds on disposal of property, plant and equipment and assets held for sale of $0.4 million.
Cash used in investing activities for the nine months ended December 31, 2012 was $18.9 million compared to $28.2 million for the same period last year. Current period investing activities included $31.7 million in purchases of property, plant and equipment and intangible assets, offset by cash proceeds from the wind-up of an unconsolidated joint venture of $2.2 million and proceeds on the disposal of property, plant and equipment and assets held for sale of $10.7 million. Cash used in investing activities for the nine months ended December 31, 2011 of $28.2 million included purchase of property, plant and equipment and intangible assets of $29.2 million offset by proceeds on disposal of property, plant and equipment and assets held for sale of $1.0 million.

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Financing activities
Cash used in financing activities during the three months ended December 31, 2012 was $17.6 million as a result of a scheduled $2.5 million principal repayment on our term facilities, an additional $15.0 million payment against the Term B Facility on November 30, 2012 from the net proceeds of pipeline asset sales executed in the three months ended December 31, 2012 and a $5.1 million repayment of capital lease obligations. A net $5.0 million increase in cash provided by our Revolving Facility partially offset these repayments in the current period. Cash used in financing activities for the three month period ended December 31, 2011 was $16.4 million, resulting from a net repayment to the credit facilities and scheduled repayments of our term facilities and our capital lease obligations.
Cash used in financing activities during the nine months ended December 31, 2012 was $25.1 million as a result of an net increase in borrowing from the credit facilities of $14.7 million partially offset by a scheduled $7.5 million principal repayment on our Term Facilities, an additional $23.7 million paid on the Term B Facility and a $8.1 million repayment of capital lease obligations. Cash provided by financing activities for the nine months ended December 31, 2011 was $22.8 million, resulting from an increase in borrowings under the credit facilities offset by scheduled repayments of our Term Facilities and capital lease obligations.
Cash provided by (used in) discontinued operations
Cash provided by discontinued operations during the three and nine months ended December 31, 2012 of $15.4 million and $15.7 million, respectively, was primarily a result of the net proceeds on the sale of pipeline related assets. Cash used in discontinued operations during the three and nine months ended December 31, 2011 of $5.2 million and $7.4 million, respectively, was a result of the net loss recorded in both periods and capital expenditures.
C. OUTLOOK
Heading into the fourth quarter of fiscal 2013, we expect to see continued weakness in the demand for mine support services in the oil sands and expect to see the typical seasonal slowdown of activity in the commercial and industrial construction industry.t
In the Heavy Construction and Mining segment, we anticipate that demand for mine support services and mine construction services will continue to be weak through the fourth quarter due to deferred industry spending and continued project delays. As a result we expect overall reduced volumes compared to prior years. We anticipate strong levels of reclamation and steady activity under existing long-term mine services agreements. Site development activity at the Joslyn mine is expected to remain steady through the end of the fiscal year and we expect a start to the ramp up of mine services activities at the Kearl mine.t
In our Commercial and Industrial Construction segment, demand for piling services remains strong and we expect solid performance through the seasonal slowdown in the fourth quarter, subject to favourable weather conditions.t
Overall, we continue to see challenges in the oil sands contracting environment and we remain focused on managing our resources and costs to maintain profitability levels. We are well positioned to compete for projects as they arise and expect that the impact of lower activity levels will be mostly offset by the continued cost reduction benefits realized from our strategic initiatives and the increased focus on performance, efficiency and risk management.t
D. LEGAL AND LABOUR MATTERS
LAWS AND REGULATIONS AND ENVIRONMENTAL MATTERS
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual MD&A for a complete discussion on this topic.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

EMPLOYEES AND LABOUR RELATIONS
As of December 31, 2012, we had approximately 590 salaried employees and approximately 1,500 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,400 employees to approximately 2,800 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. Subcontractors perform an estimated 7% to 10% of the construction work we undertake. As of December 31, 2012, approximately 1,300 employees are members of various unions and work under collective bargaining agreements.
The majority of our work is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers (IUOE) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in affect include the provincial Industrial, Commercial and Institutional (ICI) agreements in Alberta and Ontario with both the Operating Engineers and Labourers Unions and Piling sector collective agreements in Saskatchewan with the Operating Engineers. We are subject to other industry
The majority of our work is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers (IUOE) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in affect include the provincial Industrial, Commercial and Institutional (ICI) agreements in Alberta and Ontario with both the Operating Engineers and Labourers Unions and Piling sector collective agreements in Saskatchewan with the Operating Engineers. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect.  The provincial collective agreement between the IUOE Local 955 and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) expires February 28, 2013 and a tentative renewal agreement has been reached by the parties.  If ratified, the new agreement will take effect March 1, 2013 and be in effect until February 28, 2015 allowing for continuous labour stability.
We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout in our recent history.
E. RESOURCES AND SYSTEMS
OUTSTANDING SHARE DATA
We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of non-voting Common Shares. As at December 31, 2012, there were 36,251,006 voting Common Shares outstanding (36,251,006 as at March 31, 2012). We had no non-voting Common Shares outstanding on any of the foregoing dates.
LIQUIDITY AND CAPITAL RESOURCES
Sources of liquidity
Our principal sources of cash are funds from operations and borrowings under our credit facility. We supplemented our cash requirements during the three and nine months ended December 31, 2012 through drawings from our Revolving Facility. As of December 31, 2012, there were outstanding borrowings of $35.0 million and issued and undrawn letters of credit of $3.1 million under the $85.0 million Revolving Facility and outstanding borrowings of $27.2 million ($58.4 million at March 31, 2012) under the Term Facilities.
Liquidity requirements
Our primary uses of cash are for capital maintenance and asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue producing fleet in order to avoid equipment downtime, which can impact our revenue stream and inhibit our ability to satisfactorily perform on our

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s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.
projects. Once units reach the end of their useful lives, they are replaced, as it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment to replace retired units. We also may acquire new equipment to support our growth if there is an increase in equipment demand that exceeds our fleet capacity as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating and capital lease facilities. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.
Our equipment fleet value is currently split among owned (61%), leased (29%) and rented (10%) equipment. Approximately 55% of our leased fleet value is specific to the Canadian Natural contract and was secured through operating lease facilities, which were excluded from our lease refinancing activities in the current year. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.
In past years we have required between $50.0 million and $70.0 million annually for sustaining capital expenditures and our total capital requirements, excluding proceeds from capital dispositions, have typically ranged from $60.0 million to $130.0 million depending on our growth capital requirements. As discussed in more detail in “Change to our Business Strategy – Change to our Business Strategy” in our interim MD&A for the three months ended June 30, 2012, we have identified pieces of under-utilized equipment in our fleet that we have sold or intend to sell which will allow us to right-size our fleet to match our customer demand. In addition, we have reduced our planned capital spending to focus only on replacing essential equipment and performing required capitalized maintenance. We anticipate our capital spending for fiscal 2013, excluding net proceeds from capital dispositions, to be in the range of $40.0 to $60.0 million.t
In addition, we have typically financed approximately 20% to 30% of our total capital equipment requirements through our operating and capital lease facilities and the remainder from cash flow from operations. With the reduction in planned capital spend in fiscal 2013 we do not anticipate financing more than 10% of our total capital equipment requirement through operating and capital lease facilities. We believe our operating and capital lease facilities, cash flow from operations and cash flow from proceeds of equipment disposals will be sufficient to meet our current capital requirements.t
Working capital fluctuations effect on cash
As at December 31, 2012, we had $32.6 million in trade receivables that were more than 30 days past due compared to $19.1 million as at March 31, 2012. We have currently provided an allowance for doubtful accounts related to our trade receivables of $0.2 million ($0.2 million at March 31, 2012). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling business.
As of December 31, 2012, an amount of $16.7 million ($18.3 million at March 31, 2012) is recognized within unbilled revenue relating to the Canadian Natural contract, whereby the normal operating cycle for this project is greater than one year. The unbilled balance will be invoiced to Canadian Natural over the life of the amended contract. The customer maintains the right to accelerate the purchase of contract related assets and if such right is exercised, the unbilled amount related to the equipment purchased becomes due in full at such time.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred. As at December 31, 2012, we had $24.0 million of unresolved claims and change-orders recorded on our balance sheet ($23.4 million as at March 31, 2012). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The seasonality of our business usually causes a higher accounts receivable balance and a peak in activity levels between December and early February, which can result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation).

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.
This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks provided that substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2012, holdbacks totaled $33.4 million, up from $32.1 million as at March 31, 2012. Holdbacks represent 21.8% of our total accounts receivable as at December 31, 2012 (15.0% as at March 31, 2012).
Cash requirements
As at December 31, 2012, our cash balance of $1.2 million was $0.2 million lower than our cash balance at March 31, 2012. We anticipate that we will generate a net cash surplus from operations for the year ended March 31, 2013. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities described immediately below.t
Credit facilities
Our credit agreement provides credit facilities in the form of two Term Facilities and an $85.0 million Revolving Facility.
On September 30, 2011, we entered into a Second Amending Agreement to the credit agreement to provide a temporary revolving credit facility addition of $25.0 million through March 31, 2012. This temporary addition increased the total available revolving credit facility commitments from $85.0 million to $110.0 million and provided additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The amendment required that the receipt of contract settlement proceeds from Canadian Natural would be used to repay amounts outstanding on the temporary credit facility addition and permanently reduce available borrowing under this temporary facility addition by the amount of the repayment. In December of 2011, $4.3 million of settlement proceeds reduced borrowing available under the Revolving Facility to $105.7 million.
On March 27, 2012, we entered into a Third Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by six months to October 31, 2013. The amendment also provided relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. The amendment also extended the term of the temporary addition to our revolving credit facility to June 30, 2012. The new amendment eliminated the permanent reduction of the temporary credit facility by the receipt of proceeds from the Canadian Natural contract settlement. However, terms were added requiring that 55% of any proceeds from asset sales to Canadian Natural were to be used to repay amounts outstanding on the temporary revolving credit facility addition and permanently reduce the amount available for borrowing to $85.0 million. Asset sale proceeds were received from Canadian Natural on April 30, 2012, which permanently eliminated the $20.7 million temporary addition to our revolving credit facility on that date.
On September 28, 2012, we entered into a Fourth Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014. The amendment also provides relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. However, terms were added requiring that net proceeds from future asset sales and divestitures, including net proceeds from asset sales disclosed in our first quarter filings, will be used to pay down the Term B Facility by April 30, 2013. Following repayment of the Term B Facility, 50% of net proceeds from any subsequent asset sales will be used to reduce the existing Term A Facility, with the remainder available for working capital. Under the terms of the amended agreement, our capital leasing capacity was increased from $30.0 million to $75.0 million, supporting our fiscal 2013 refinancing of existing operating leases into capital leases. This amendment is accompanied by restrictions on net capital expenditures that can be made by us through the term of the agreement.
The Term Facilities include scheduled principal repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. We applied an additional $8.7 million against the Term B Facility on September 28, 2012 from the net proceeds of asset sales executed in the three months ended June 30, 2012 and an additional $15.0 million against the Term B Facility from the net proceeds of the sale of pipeline related

NOA

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.
assets this quarter. Advances under the Revolving Facility may be repaid from time to time at our option. Outstanding aggregate borrowing on our two Term Facilities was $27.2 million as of December 31, 2012.
For a full discussion on the changes to our credit agreement, please see “Significant Business Events – Debt Restructuring” in this MD&A. Additional information on our credit agreement can also be found in “Liquidity and Capital Resources – Credit Facilities” in our annual MD&A for the fiscal year ended March 31, 2012.
Borrowing activity under the Revolving Facility
As at December 31, 2012, our unused borrowing availability under the Revolving Facility was $46.9 million ($70.4 million as at March 31, 2012).

i.
Cash drawn under the revolving facility: During the three and nine months ended December 31, 2012, we used our Revolving Facility to finance our working capital requirements. At December 31, 2012, we had $35.0 million of borrowings outstanding on our Revolving Facility compared to $20.3 million at March 31, 2012. For the three and nine months ended December 31, 2012, the weighted average amount of our borrowing on the Revolving Facility was $47.2 million with a weighted average interest rate of 8.0% and $40.0 million with a weighted average interest rate of 8.0%, respectively. The weighted average amount of our borrowing on the Revolving Facility is calculated based on the weighted average of the outstanding balances in the three and nine month periods. The maximum end of month balance for any single month during both the three and nine months ended December 31, 2012 was $60.0 million.

ii.
Letters of credit drawn under the revolving facility: As of December 31, 2012, we had issued $3.1 million ($15.0 million at March 31, 2012) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at December 31, 2012, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60 day prior written notice to request any change in their letter of credit requirements.

9.125% Series 1 Debentures
For a full discussion on our Series 1 Debentures please see “Liquidity and Capital Resources – 9.125% Series 1 Debentures” in our annual MD&A for the fiscal year ended March 31, 2012.
CAPITAL COMMITMENTS
Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2012.

	Payments due by fiscal year
(dollars in thousands)	Total	2013	2014	2015	2016	2017 and after
Series 1 Debentures	$225,000	$–	$–	$–	$–	$225,000
Term facilities	27,246	2,900	10,892	13,454	—	—
Revolving facility	35,042	—	—	35,042	—	—
Capital leases (including interest)	55,951	4,263	15,346	14,427	13,137	8,778
Equipment and building operating leases	63,884	8,009	29,305	18,777	5,589	2,204
Supplier contracts	29,670	4,404	22,484	2,782	—	—
Total contractual obligations	$436,793	$19,576	$78,027	$84,482	$18,726	$235,982

Our total contractual obligations of $436.8 million, as of December 31, 2012, have been reduced from $485.9 million as of March 31, 2012. The $23.7 million repayment of our Term B Facility during the nine months ended December 31, 2012, from the net proceeds of equipment sales and the net proceeds from the sale of pipeline related assets is reflected in the reduction in contractual commitments reported under "Term facilities". The refinancing of $40.1 million of operating leases during the nine months ended December 31, 2012, is reflected in the changes to contractual commitments reported under “Capital leases (including interest)” and “Equipment and building operating leases”. For a full discussion on the Term B Facility repayments and the lease refinancing please see “Significant Business Events – Debt Restructuring”
Off-balance sheet arrangements
We have no off-balance sheet arrangements in place at this time.
DEBT RATINGS
No changes have occurred to our debt ratings for the three months ended December 31, 2012.
For a full discussion on our Debt Ratings please see “Liquidity and Capital Resources – Debt Ratings” in our annual MD&A for the fiscal year ended March 31, 2012.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.
As of December 31, 2012, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2012 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as such term is defined in Rule 13(a)-15(e) under the US Securities Exchange Act of 1934, as amended and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2012, we assessed the effectiveness of our ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective.
Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the three and nine months ended December 31, 2012.
ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS
There have been no recently adopted accounting pronouncements during the three and nine months ended December 31, 2012, as compared to the recently issued accounting pronouncements described in our most recent Annual Report on Form 40-F, that are of significance, or of potential significance to us.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
Intangibles - Goodwill and Other

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In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides companies with the option to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If the company concludes that it is more likely than not that the asset is impaired, it is required to determine the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying value in accordance with current accounting standards. If the Company concludes otherwise, no further quantitative assessment is required. ASU 2012-02 is effective for our annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.
F. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

a.
The expectation that $33.3 million in working capital associated with our performance of pipeline construction, integrity and maintenance activity will be reported in our results from continuing operations and the expectation that we will realize the full amount of this working capital.

b.
The expectation that the lease refinancing and increase in capital lease commitments will bring future annual operating lease cost reductions to approximately $20.3 million, increase annual cash interest by approximately $2.1 million, increase depreciation expense in proportion to the utilization of the refinanced equipment and reduce our annual cash lease payments by approximately $4.5 million.

c.
The expectation that operating lease and depreciation costs related to the Canadian Natural contract will be approximately $10.0 million to $12.0 million lower in fiscal 2013 than in the previous year, and the expectation of an equivalent reduction in contract revenue to reflect our lower costs.

d.	The expectation that approximately $329.4 million of total backlog will be performed and realized in the 12 months ending December 31, 2013.

e.
The expectation of a seasonal slowdown of activity in the Commercial and Industrial Construction segment during the fourth quarter of fiscal 2013 alongside a continued weakness in demand for mine support services in the oil sands.

f.
The expectation that the Heavy Construction and Mining segment will see a weak demand for mine support services and mine construction services resulting in an expectation of lower overall volumes in the fourth quarter.

g.
The expectation of strong levels of reclamation activity and steady levels of activity under existing long-term mine services agreements for the Heavy Construction and Mining segment in the fourth quarter.

h.	The expectation that site development activity at the Joslyn mine will remain steady through to the end of the fiscal year.

i.	The expectation that mine services activities at Kearl will begin to ramp up in the fourth quarter.

j.	The expectation of solid performance in piling services provided by our Commercial and Industrial Construction segment through the seasonal slowdown.

k.
The expectation that the impact of lower activity levels in the oil sands will be mostly offset by the continued cost reduction benefits realized from our strategic initiatives and the increased focus on performance, efficiency and risk management.

l.	The expectation that our capital spending for fiscal 2013 to be in the range of $40.0 to $60.0 million.

m.
The expectation that, with the reduction in planned capital spending in fiscal 2013, we do not anticipate financing more than 10% of our total capital equipment requirement through operating and capital lease facilities.

n.
The expectation that our operating lease and capital lease facilities, cash flow from operations and cash flow from proceeds of asset disposals will be sufficient to meet our current capital requirements.

o.
The expectation that we will generate a net cash surplus from operations for the year ended March 31, 2013 and that, if we require additional funding, we would be able to satisfy such funding requirements from our credit facilities.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended March 31, 2012 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
ASSUMPTIONS
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	Our ability to implement and benefit from our business restructuring initiatives;

•	The buyout of the Canadian Natural contract fleet occurring as anticipated;

•	Our new strategic initiatives and increased focus on performance, efficiency and risk management leading to benefits including a reduction in costs;

•	Our ability to dispose of identified pieces of under-utilized equipment;

•	Our ability to generate sufficient net proceeds from the sale of equipment to repay the balance of the Term B facility by April 30, 2013;

•	Our intended reduction in our fleet size leading to a right-size fleet that matches our customer demand;

•	The demand for our service offerings remains strong;

•	The oil sands continuing to be an economically viable source of energy;

•	Our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

•	The Western Canadian economy continuing to develop and to receive additional investment in public construction;

•	Our ability to benefit from recurring services revenue and projected development revenue tied to the operational activities of the oil sands;

•	Our ability to negotiate a favourable settlement of all outstanding contract claims;

NOA

•
Our ability to secure specific types of rental equipment to support project development activity will allow us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment;

•	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired; and

•
Our success in managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects, executing our growth strategy and identifying and implementing improvements in our maintenance and fleet management practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At December 31, 2012, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At December 31, 2012, we held $62.3 million of floating rate debt pertaining to our credit facilities within our credit agreement (March 31, 2012 – $78.8 million). As at December 31, 2012, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would result in a $0.6 million increase (decrease) in effective annual interest costs. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2012.
G. GENERAL MATTERS
ADDITIONAL INFORMATION

Our corporate office has been re-located to Zone 3, Acheson Industrial Area, 2-53016—Hwy. 60, Acheson, Alberta, T7X 5A7. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-960-5599, respectively.
Additional information relating to us, including our Annual Information Form dated March 31, 2012, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended December 31, 2012.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2012 and ended on December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: February 5, 2013

/s/ Martin Ferron
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended December 31, 2012.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2012 and ended on December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: February 5, 2013

/s/ David Blackley
Chief Financial Officer